Subject: Request for an extension - File No. 000-53848

Vancouver, BC, Canada, March 24, 2025

To: Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities & Exchange Commission

Dear Mr. Robert Babula,

Regarding File No. 000-53848, and your letter dated March 10, 2025, we would like to request an extension of ten business days to provide the information and documents you requested in your letter.

Should you require any further information, please do not hesitate to contact us at the information below.

Kind regards,

Mihai Draguleasa

Chief Financial Officer

E: jmullin@risegoldcorp.com

T: +1-604-880-3313